1900 K Street, NW Washington, DC, 20006 +1 202 251 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM BIELEFELD Partner William.bielefeld@dechert.com + 1 202 261 3386 Direct

October 9, 2025

Via EDGAR

John F. Kernan

Division of Investment Management

Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:	Redwood Enhanced Income Corporation (the “Company”) – SEC Comments (File No. 814-01508)

Dear Mr. Kernan:

We are writing in response to a comment provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on August 27, 2025 regarding a review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 14, 2025, as required by the Sarbanes-Oxley Act of 2002, as amended. For your convenience, a summary of the Staff’s comment is numbered and presented in bold, italicized text below, followed by the response of the Company.

1.	When a transaction price represents fair value at acquisition and a valuation technique uses unobservable inputs to measure fair value in subsequent periods, accounting principles generally accepted in the U.S. (US GAAP) requires that the valuation technique be calibrated in accordance with Accounting Standards Codification (ASC) 820-10-35-24(c). Please describe how the Company calibrates it valuation techniques, what observable market data is reflected in those techniques at subsequent measurement dates and to what extent valuations are impacted by interest rates, spreads and credit outlooks in subsequent periods. In your response please also describe any periodic back-testing that is performed to provide ongoing feedback on the Company’s valuation processes.

In accordance with its valuation policy, the Company ensures that each quarter an independent valuation firm values at least 25% of portfolio investments valued by an internally prepared memorandum, with every such investment covered by an independent valuation firm at least once during each 12-month period.

As part of this process, the Company calibrates its valuation techniques to the initial transaction price, which are updated at subsequent measurement dates to take into account changes in fundamental company performance and market conditions as follows:

October 9, 2025

Transaction price – In evaluating whether the initial transaction price continues to be representative of fair value, the Company considers if there have been any recent transactions subsequent to the investment date that are indicative of fair value. The Company considers significant changes in portfolio company performance (i.e., EBITDA, Revenue, or other relevant metrics) relative to closing levels, underwriting expectations and the prior valuation. Similarly, the Company also monitors changes in market conditions such as public equity values, credit spreads, and significant developments impacting the portfolio company’s industry or market. After consideration of such factors, the Company will determine whether the most recent transaction price continues to be representative of fair value. If factors are identified and are estimated to have a material impact on the investment’s fair value, the Company will price the investment using one or more valuation techniques including, but not limited to, those described below.

Yield Analysis – Debt investments that are not valued based on transaction price are generally fair valued using the yield method to determine the present value of the contractual cash flows discounted using a market participant required rate of return (i.e., yield-to-maturity). The Company updates its discount rate, which is initially calibrated to the expected yield-to-maturity at issuance, for changes in the portfolio company’s credit quality and operating performance as well as changes in market interest rates and credit spreads for companies with similar credit profiles.

Market Approach –The Company uses a multiple of portfolio company EBITDA, revenues, or other relevant financial metric, based on guideline company data (i.e., comparable public company valuations, comparable transactions, etc.) to determine the enterprise value of the portfolio company. In evaluating the appropriateness of the selected multiple at the subsequent measurement date relative to the calibrated multiple implied at acquisition, the Company considers changes in company-specific performance and future outlook of the company. The Company also considers changes in market conditions including changes in valuations/multiples of the guideline companies and/or transactions.

Black-Scholes option pricing model – Where the Company uses a Black-Scholes option pricing model, inputs such as the strike price, underlying asset price, risk-free interest rate, volatility and time to expiration are used for the valuation. Market driven factors such as the risk-free rate and volatility assumptions are updated as of the measurement date. As with the other valuation techniques, unobservable inputs are established as of the investment date to calibrate the model to the entry price and are subsequently updated based on pre-established benchmarks.

Impact of inputs in subsequent periods

The following summarizes, in simplified form, the directional impact of key unobservable inputs on fair value. Generally, a change in interest rates, credit spreads, and credit outlook impacts an investment’s fair value as follows:

Valuation technique	Unobservable Input	Impact to value if input increases	Impact to value if input decreases
Yield Analysis	Interest Rate	Decrease	Increase
Yield Analysis	Credit Spread	Decrease	Increase
Black-Scholes option pricing model	Interest Rate	Increase	Decrease

A deterioration in the credit outlook of a portfolio company generally results in an increased credit spread and as a result a decrease in the investment’s fair value.

October 9, 2025

Back-testing

On a quarterly basis, the Company compares the quarter-end fair value of any security that is bought or sold by the Company within five days of quarter-end to the price as of the quarter end.

As an additional measure, on a quarterly basis, the Company compares the fair value of each security as of the measurement date to the price of transactions that occur within 30 days of the valuation date. The Company’s investment adviser, as the Company’s valuation designee, reviews these results.

Based on the results of the back-testing analysis, no transactions called into question the reliability of the Company’s valuation process and pricing sources.

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If you have any questions, please feel free to contact the undersigned by telephone at (202) 261-3386 (or by email at william.bielefeld@dechert.com).

Sincerely,

/s/ William Bielefeld
William Bielefeld

cc:	Lindsay Rosenthal, Redwood Capital Management, LLC

Adam Bensley, Redwood Capital Management, LLC